Exhibit 1 to 6-K February, 2003

                            TRIBAND ENTERPRISE CORP.
                                 (the "Company")
            Vancouver, BC February 10, 2003. TSX Venture Symbol "TRD"
                   FOR IMMEDIATE RELEASE OTCBB Symbol "TRDBF"

                             APPOINTMENT OF DIRECTOR

The Directors of the Company are pleased to announce the appointment of Gil Atzmon to the Board of Directors of Triband Enterprise Corp.

Mr. Atzmon brings a wealth of experience in the capital markets and in corporate development of public mining corporations. Mr. Atzmon's past experience includes raising $100 million in equity for the exploration and development of mineral properties as well as merger, acquisition and joint venture activities.

Mr. Atzmon also has several years experience managing mining equity portfolios as well as institutional equity sales. During the late 1990's Mr. Atzmon was a chief investment strategist and portfolio manager with a leading gold fund based in the United States. Mr. Atzmon obtained a Masters Degree in Energy and Mineral Resources at the University of Texas at Austin and a Bachelors Degree in Geology and Geography at Columbia University.

Gary Freeman, president of the Company states, "We are extremely pleased with the addition of Gil Atzmon to our team and welcome his valuable experience. We look forward to Mr. Atzmon's input into the implementation and expansion of Triband's business plan."

ON BEHALF OF THE BOARD
"Gary Freeman"
President

THE TSX Venture Exchange HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE

For further information, please contact Gary Freeman, President, (604) 331-0096